Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

August 6, 2014

Item 3.                                                         News Release

Hudbay issued news releases with respect to the material change referred to in this report on July 31, 2014 and August 6, 2014. The news releases were disseminated through the newswire services of Marketwired. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On July 31, 2014, Hudbay announced that it was offering an additional US$150 million aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Notes”). On July 31, 2014, Hudbay also announced that the Notes were priced at 107.00% of the aggregate principal amount, providing Hudbay with gross proceeds of US$181.9 million. On August 6, 2014, Hudbay announced that it completed the offering, issuing US$170 million aggregate principal amount of the Notes.

Item 5.                                                         Full Description of Material Change

On July 31, 2014, Hudbay announced that it was offering an additional US$150 million aggregate principal amount of its Notes. On July 31, 2014, Hudbay also announced that the Notes were priced at 107.00% of the aggregate principal amount, providing Hudbay with gross proceeds of US$181.9 million, and will yield 8.03% to maturity. On August 6, 2014, Hudbay announced that it completed the offering, issuing US$170 million aggregate principal amount of the Notes. The Notes are in addition to the US$750 million aggregate principal amount of 9.50% senior unsecured notes that Hudbay issued in September 2012, June 2013 and December 2013 (the “Existing Notes”). Hudbay plans to use the net proceeds from the offering for the repayment of existing debt of its new approximately 96%-owned subsidiary, Augusta Resource Corporation (“Augusta”), and for general corporate purposes. Hudbay intends to acquire, through a subsequent acquisition transaction, the remaining common shares of Augusta for the same consideration per Augusta share as was paid under Hudbay’s offer to acquire all of the outstanding Augusta shares, which has terminated.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes have not been qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. In connection with the offering of the Notes, Hudbay has entered into a registration rights agreement pursuant to which it has agreed to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the notes to become effective.

The Notes will constitute a part of the same series of notes as the Existing Notes for all purposes of the indenture and once exchanged pursuant to the exchange offer are expected to be fungible and have the same CUSIP number as the Existing Notes.

The indenture, the first supplemental indenture, the second supplemental indenture and the third supplemental indenture governing the Notes have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This report is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9.                                                         Date of Report

August 12, 2014